EXHIBIT 21

Subsidiaries of Criticare Systems, Inc.

The subsidiaries of Criticare Systems, Inc. are as follows:

Name	Jurisdiction of Organization

Criticare Service GmbH	Germany
Sleep Care, Inc.	Delaware
Criticare Biomedical, Inc.	Wisconsin
CSI Trading, Inc.	Wisconsin
Criticare International GmbH Marketing Services	Germany
Criticare Integration, Inc.	Delaware
Criticare Systems Limited	United Kingdom

All subsidiaries are wholly owned, directly or indirectly, by Criticare Systems, Inc.